NO ACT

PE
11-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013781

December 16, 2010

Mark A. Roche
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-16-10

Re: Fortune Brands, Inc.
Incoming letter dated November 16, 2010

Dear Mr. Roche:

This is in response to your letters dated November 16, 2010 and November 17, 2010 concerning the shareholder proposal submitted to Fortune Brands by Kenneth Steiner. We also have received a letter on the proponent's behalf dated November 29, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fortune Brands, Inc.
Incoming letter dated November 16, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Fortune Brands outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Fortune Brands may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Fortune Brands seeking approval of amendments to Fortune Brands' Restated Certificate of Incorporation and Bylaws to require that a special meeting be called upon the request of holders of record of at least 25% of Fortune Brands' outstanding shares of capital stock. You indicate that the proposal and the proposed amendments sponsored by Fortune Brands would directly conflict and that inclusion of the proposal and the proposed amendments in Fortune Brands' proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and the proposed amendments were approved. Accordingly, we will not recommend enforcement action to the Commission if Fortune Brands omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 29, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Fortune Brands, Inc. (FO)
Special Meeting Topic
Kenneth Steiner

Ladies and Gentlemen:

This responds to the November 16, 2010 request to block this rule 14a-8 proposal (supplemented November 17, 2010 at Staff request).

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

The company seems to be asking for the power henceforth to block any rule 14a-8 proposal by having a weak company proposal (on the same general topic) take the place of a rule 14a-8 proposal on the annual meeting ballot.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

Here Rule 14a-8(i)(9) is being used in an attempt to establish a company practice of delaying for years (at least) any opportunity for its shareholders to vote again on a proposal to allow 10% of shareholders to call a special meeting. This is all the more egregious because shareholders already gave 61%-support to a 2010 shareholder proposal for 10% of shareholders to call a special meeting. The company seems to be asking that it have the ability to delay for years any repeat opportunity for its shareholders to vote on the proposal topic they already gave 61%-support to in 2010.

If the company no action request is granted there seems to be no stopping the company from scuttling a 2012 proposal for 10% of shareholders to call a special meeting. The company would thus seem to be able to scuttle such a 2012 proposal by simply putting forth its own proposal for any percentage less than 25% of shareholders to call a special meeting. And this practice would seem to be repeatable year after year.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mark Roche <Mark.Roche@FortuneBrands.com>

Mark A. Roche
Senior Vice President, General Counsel and Secretary



November 17, 2010

BY EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: ***Fortune Brands, Inc.; Commission File No. 1-9076***
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(i)(9)

Ladies and Gentlemen:

Pursuant to your request, enclosed are copies of all of the correspondence between Fortune Brands, Inc. (the "Company") and Kenneth Steiner (or his representative, John Chevedden) (the "Proponent") relating to Mr. Steiner's shareholder proposal (the "Proposal") for inclusion in the Company's 2011 Proxy Statement. The correspondence includes:

- Mr. Steiner's original proposal dated September 20, 2010 and received October 6, 2010, a copy of which is attached as Exhibit A;
- A letter addressed to Mr. Chevedden dated October 11, 2010 notifying him of Mr. Steiner's failure to comply with Rule 14a-8(b) by providing evidence that he is the beneficial owner of at least $2,000 in market value of the outstanding common stock and that he has held such stock continuously for at least one year, a copy of which is attached as Exhibit B; and
- A letter from Mr. Steiner's broker dated October 12, 2010 reflecting his stock ownership, a copy of which is attached as Exhibit C.

The Proponent submitted an updated version of the Proposal to the Company on November 4, 2010, a copy of which was attached as Exhibit A to our November 16, 2010 request for no action.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this supplemental information is being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j).

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me at (847) 484-4440. Thank you for your attention to this matter.

Sincerely,

Mark A. Roche

Mark A. Roche
Senior Vice President, General Counsel and Secretary

Fortune Brands, Inc., 520 Lake Cook Road, Deerfield, IL 60015-5611 Tel: 847-484-4400 Fax: 847-484-4490

cc: John Chevedden
Kenneth Steiner

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bruce A. Carbonari
Chairman of the Board
Fortune Brands, Inc. (FO)
520 Lake Cook Rd
Deerfield IL 60015
Phone: 847 484-4400

Dear Mr. Carbonari,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Mark A. Roche
Corporate Secretary
Susan K. Hackett <susan.hackett@fortunebrands.com>
FX: 847-484-4490

[FO: Rule 14a-8 Proposal, October 6, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 61%-support to a 2010 shareholder proposal on this same topic. Our 61%-support was more remarkable because our management used an argument twice as long as the shareholder proposal.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Mark A. Roche
Senior Vice President, General Counsel and Secretary

Exhibit B

October 11, 2010

VIA E-MAIL AND U.S. MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am in receipt of Mr. Kenneth Steiner's letter dated September 20, 2010, in which Mr. Steiner requested that the Board of Directors of Fortune Brands, Inc. (the "Company") address certain matters at the Company's 2011 Annual Meeting of Stockholders. The letter indicated that all future communications should be directed to you rather than Mr. Steiner.

As required by Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is notifying you of procedural deficiencies related to the submitted proposal. Specifically, Mr. Steiner has not complied with Rule 14a-8(b) under the Exchange Act by the failure to submit documentary evidence establishing (i) that he is the beneficial owner of at least $2,000 in market value of the outstanding common stock of the Company; and (ii) that as of October 6, 2010 (the date on which Mr. Steiner submitted the proposal), he has held such common stock continuously for at least one year. A copy of Rule 14a-8(b) is attached as Annex A to assist you in complying with these requirements and correcting these deficiencies.

Please be advised that the failure to correct these deficiencies adequately within 14 calendar days of receipt of this notification will result in both the proposal being ineligible for consideration at the 2011 Annual Meeting and in its exclusion from the Company's proxy materials. Please also be advised that this letter in no manner waives any of the Company's rights to exclude the proposed business set forth in Mr. Steiner's letter from consideration at the 2011 Annual Meeting for any reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i) of the Exchange Act, the General Corporation Law of Delaware or the Company's By-Laws.

Please direct all correspondence directly to Mark A. Roche at Fortune Brands, Inc., 520 Lake Cook Road, Deerfield, IL 60015, Facsimile: 847-484-4490.

Sincerely,

Mark A. Roche

Enclosure

Annex A

Rule 14a-8(b) of the Securities Exchange Act of 1934

* * * * *

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * * * *

Exhibit C


DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, LLC account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-484-4490	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Mark A. Roche
Senior Vice President, General Counsel and Secretary



November 16, 2010

BY EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Fortune Brands, Inc.; Commission File No. 1-9076
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(i)(9)

Ladies and Gentlemen:

On October 6, 2010, Fortune Brands, Inc., a Delaware corporation ("Fortune Brands," the "Company" or "we"), received a shareholder proposal (the "Proposal") from Kenneth Steiner (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2011 Annual Meeting (the "2011 Proxy Statement"). On November 3, 2010, the Company received an update to the Proposal from the Proponent.

We intend to omit the Proposal from the 2011 Proxy Statement and form of proxy (together, the "2011 Proxy Materials") pursuant to Rule 14a-8(i)(9) on the basis that it directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provision of Rule 14a-8, Fortune Brands omits the Proposal from its 2011 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the updated version of the Proposal, which is attached to this letter as Exhibit A, are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). The Company presently intends to file its definitive 2011 Proxy Materials on or about March 7, 2011, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2011 Proxy Statement with the Commission.

As required by Rule 14a-8(j), we are simultaneously forwarding a copy of this letter, with copies of all enclosures, to the Proponent and John Chevedden, his named proxy, as notification of the Company's intention to omit the Proposal from the 2011 Proxy Materials. Please fax any

Fortune Brands, Inc., 520 Lake Cook Road, Deerfield, IL 60015-5611 Tel: 847-484-4400 Fax: 847-484-4490 response by the Staff to this letter to my attention at (847) 484-4490. We hereby agree to promptly forward the Proponent and John Chevedden any Staff response to this no-action request that the Staff transmits to us by facsimile.

THE PROPOSAL

The resolution contained in the Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

The supporting statement included in the Proposal is set forth in Exhibit A.

BASIS FOR EXCLUSION

I. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2011 Annual Meeting.

Currently, neither the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") nor the Company's Bylaws, as amended (the "Bylaws"), permit stockholders to call a special meeting. The Company intends to submit a proposal at its 2011 Annual Meeting asking the Company's stockholders to approve amendments to the Restated Certificate of Incorporation and the Bylaws that would require the Company to call a special meeting of stockholders upon the request of holders of record of at least 25% of the voting power of all outstanding shares of capital stock of the Company (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See Exchange Act Release 34-40018,* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submission of both proposals to a vote of shareholders could result in ambiguous and conflicting results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Becton, Dickinson and Co.* (Nov. 12, 2009) *("Becton")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (May 29, 2009) *("Heinz")* (same); *International Paper Co.* (Mar. 17, 2009) *("International Paper")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *EMC Corp.* (Feb. 24, 2009) *("EMC")* (same); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings).

Throughout the 2010 proxy season, the Staff continued to conclude that a company may exclude a shareholder proposal on the ability of its shareholders to call a special meeting because the company intended to submit a company-sponsored proposal on the same issue, but with a different threshold. *See, e.g., The Hain Celestial Group, Inc.* (September 16, 2010) *("Hain")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Raytheon Co.* (Mar. 29, 2010) *("Raytheon")* (same); *Lowe's Cos., Inc.* (Mar. 22, 2010) *("Lowe's")* (same); *Pinnacle West Capital Corp.* (Mar. 1, 2010) *("Pinnacle")* (same); *Goldman Sachs Group, Inc.* (Feb. 3, 2010; *recon. denied* Feb. 22, 2010) *("Goldman Sachs")* (same); *Genzyme Corp.* (Mar. 1, 2010) *("Genzyme")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting to call such meetings); *Liz Claiborne, Inc.* (Feb. 25, 2010) *("Liz Clairborne")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 35% of outstanding stock to call such meetings); and *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010) *("Medco")* (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings).

The Proposal directly conflicts with the Company Proposal because the proposals relate to the same subject matter (the ability to call a special stockholder meeting) but include different thresholds for the percentage of shares required to call special stockholder meetings. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special stockholder meeting, there is potential for conflicting outcomes if the Company's stockholders consider and adopt both the Company Proposal and the Proposal. The Staff has previously permitted exclusion of a shareholder proposal under circumstances nearly identical to the Company's. *See, e.g., Hain; Raytheon; Lowe's; Pinnacle; Goldman Sachs; Genzyme; Liz Claiborne; Medco; Becton; Heinz; International Paper; and EMC.* As in those letters, the inclusion of the Company Proposal and the Proposal in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and create the potential for inconsistent and ambiguous results if both proposals were approved.

II. Conclusion

Based on the foregoing, Fortune Brands respectfully requests the Staff to confirm, at its earliest convenience, that it will not recommend enforcement action if Fortune Brands excludes the Proposal from the 2011 Proxy Materials for its 2011 Annual Meeting in reliance on Rule 14a-8(i)(9).

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me at (847) 484-4440. Thank you for your attention to this matter.

Sincerely,



Mark A. Roche
Senior Vice President, General Counsel and Secretary

cc: John Chevedden
Kenneth Steiner

EXHIBIT A

The Proposal

See attached.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bruce A. Carbonari
Chairman of the Board
Fortune Brands, Inc. (FO)
520 Lake Cook Rd
Deerfield IL 60015
Phone: 847 484-4400

NOVEMBER 3, 2010 UPDATE

Dear Mr. Carbonari,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Mark A. Roche
Corporate Secretary
Susan K. Hackett <susan.hackett@fortunebrands.com>
FX: 847-484-4490

[FO: Rule 14a-8 Proposal, October 6, 2010, Updated November 3, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 61%-support to a 2010 shareholder proposal on this same topic. Our 61%-support was more remarkable because our management used an argument twice as long as the shareholder proposal.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm, said that although David Thomas was our Lead Director, he was also a member of our Executive Committee together with CEO Bruce Carbonari (with $10 million annual pay) and three other directors who had been on the board for over a decade, and additionally he was Chair of our Audit Committee. Directors Pierre Leroy and Ann Fritz Hackett served together on the board of Capital One Financial.

Our company used two 6-month periods for annual bonus awards. This was an unacceptably short period to measure performance at this high level of management. Likewise, long-term performance shares have a 3-year performance period, which is hardly long-term. Additionally, both annual and long-term performance incentives were based on the achievement of earnings per share. As a result, executives were rewarded more than once for a single achievement.

80% of our Executive Pay Committee members received 27% to 40% in negative votes. And 50% of our Audit Committee and Nomination Committee members received more than 33% in negative votes.

We had no shareholder right to use cumulative voting, to act by written consent or to an independent board chairman. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***